Exhibit 99.1

Allot Communications Reports Non-GAAP 40% Revenue Rise and
50% Net Profit Growth for Third Quarter of 2012

Key highlights:

- Third quarter non-GAAP revenues increased to $28.0 million, a 40% increase over the third quarter of 2011 and 6% increase over the previous quarter

- Third quarter non-GAAP net profit reaches $5.1 million, a 50% increase over the third quarter of 2011; non-GAAP EPS of $0.15

- Cash, cash equivalents and marketable securities totaled $144.1 million after Oversi acquisition closing; positive cash flow from operations in the third quarter

Hod Hasharon, Israel – October 30, 2012 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile data worldwide, today announced continued growth in sales during the third quarter of 2012.

On a non-GAAP basis, total revenues for the third quarter of 2012 reached $28.0 million, a 40% increase from the $20.1 million of revenues reported for the third quarter of 2011, and a 6% increase from the $26.4 million of revenues reported for the second quarter of 2012.  On a GAAP basis, net profit for the third quarter of 2012 was $2.4 million, or $0.07 per basic and diluted share. This compares with net profit of $2.1 million, or $0.09 per basic share and $0.08 per diluted share, in the third quarter of 2011, and net profit of $2.7 million, or $0.08 per basic and diluted share, in the second quarter of 2012.

On a non-GAAP basis, net profit for the third quarter of 2012 totaled $5.1 million, or $0.16 per basic share and $0.15 per diluted share, compared with non-GAAP net profit of $3.4 million, or $0.14 per basic share and $0.13 per diluted share, for the third quarter of 2011, and non-GAAP net profit $5.0 million, or $0.16 per basic share and $0.15 per diluted share, for the second quarter of 2012.  The results also reflect operating expenses resulting from the Oversi acquisition, which closed on September 4, 2012.

Non-GAAP revenues are defined as GAAP revenues adjusted for impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Management believes the adjustment is useful to investors as a measure of our operating performance following the acquisition.

Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock based compensation expenses, amortization of acquisition related intangible assets, regulatory matters, acquisition related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Our continued growth is being driven by strong market fundamentals, namely the continued dramatic growth in data over mobile and fixed line networks," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “The Allot Service Gateway offers service providers superior performance along with the broadest range of value-added services available on the market today, and services, particularly our video suite, have been a significant differentiator for our customers.  During the quarter we recognized revenue from a new Tier 1 mobile operator, as we predicted earlier in the year.”

Recently, the Company achieved the following significant goals:

•	During the quarter, received large orders from 12 service providers, 2 of which represented new customers;

•	8 of the large orders came from mobile service providers, 2 of which were new customers;

•	Recognized revenue from a new Tier 1 mobile operator during the quarter, one of two 10% customers for the quarter;

•	Announced closing the acquisition of Oversi on September 4, which provides Allot with a best-of-breed video caching solution; and

•
Announced the receipt of a large order for the new Allot MediaSwift-E caching solution, which incorporates the caching technology from Oversi, from an existing multi-million dollar APAC fixed operator customer.

As of September 30, 2012, cash, cash equivalents, short term deposits and marketable securities totaled $144.1 million, post-closing the Oversi acquisition, with no debt.  The preliminary allocation of the purchase price for Oversi is based upon estimates and assumptions that are subject to change within the purchase price allocation period, which is generally one year from the acquisition date.  The primary areas of the purchase price allocation that are not yet finalized relate to the measurement of certain assets and liabilities.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its third quarter 2012 earnings results today at 8:30 AM ET, 2:30 PM Israel time. at 8:30 AM ET, 2:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1212 444 0412, UK: +44(0)20 7136 2055, Israel: +9723763 0146, participant code 1477641.

A replay of the conference call will be available from 12:01 am ET on October 31, 2012 through November 29, 2012 at 11:59 pm UK time.  To access the replay, please dial: US: +347 366 9565 or toll free, 1866 932 5017; UK: +44 (0)20 3427 0598 or toll free, 0800 358 7735, access code: 1477641.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT)  is a leading global provider of intelligent solutions to optimize and monetize over-the-top Internet traffic in fixed and mobile broadband networks and large enterprises. Allot Service Gateway offers service providers a broad range of value-added services in a single platform, which include analytics, policy control, video optimization, video caching and charging that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

Public Relations Contact:
Maya Lustig
Director of Corporate Communications
Tel: +972-9-7616851
Cell: +972-54-677-8100
mlustig@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$27,768	$20,088	$78,390	$55,725
Cost of revenues	8,464	5,728	23,119	15,885

Gross profit	19,304	14,360	55,271	39,840

Operating expenses:
Research and development costs, net	6,069	3,467	15,411	9,531
Sales and marketing	8,539	6,575	24,420	19,276
General and administrative	2,671	2,379	8,104	5,785
Total operating expenses	17,279	12,421	47,935	34,592
Operating profit	2,025	1,939	7,336	5,248
Financial and other income, net	382	149	1,030	178
Profit before income tax expenses	2,407	2,088	8,366	5,426

Tax expenses	19	13	43	114
Net profit	2,388	2,075	8,323	5,312

Basic net profit per share	$0.07	$0.09	$0.26	$0.22

Diluted net profit per share	$0.07	$0.08	$0.25	$0.20

Weighted average number of shares
used in computing basic net
earnings per share	32,260,061	24,296,038	31,787,646	24,159,643

Weighted average number of shares
used in computing diluted net
earnings per share	33,471,098	26,184,244	33,086,932	26,072,423

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

GAAP net profit as reported	$2,388	$2,075	$8,323	$5,312

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	57	19	154	69
Research and development costs, net	329	99	757	287
Sales and marketing	588	223	1,351	682
General and administrative	342	165	796	532
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	354	798	2,065	1,336
Research and development costs, net	93	-	343	-
Sales and marketing	55	-	148	-
Intangible assets amortization		-		-
Cost of revenues	641	30	934	90
S&M	17	-	17	-
Fair value adjustment for acquired deferred revenues write down	258	-	258	-
Total adjustments to operating profit	2,734	1,334	6,823	2,996

Total adjustments	2,734	1,334	6,823	2,996

Non-GAAP net profit	$5,122	$3,409	$15,146	$8,308

Non- GAAP basic net profit per share	$0.16	$0.14	$0.48	$0.34

Non- GAAP diluted net profit per share	$0.15	$0.13	$0.45	$0.32

Weighted average number of shares
used in computing basic net
earnings per share	32,260,061	24,296,038	31,787,646	24,159,643

Weighted average number of shares
used in computing diluted net
earnings per share	33,848,560	26,287,478	33,347,232	26,172,819

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$28,026	$20,088	$78,648	$55,725
Cost of revenues	7,766	5,679	22,031	15,726

Gross profit	20,260	14,409	56,617	39,999

Operating expenses:
Research and development costs, net	5,647	3,368	14,311	9,244
Sales and marketing	7,879	6,352	22,904	18,594
General and administrative	1,975	1,416	5,243	3,917
Total operating expenses	15,501	11,136	42,458	31,755
Operating profit	4,759	3,273	14,159	8,244
Financial and other income, net	382	149	1,030	178
Profit before income tax expenses	5,141	3,422	15,189	8,422

Tax expenses	19	13	43	114
Net profit	5,122	3,409	15,146	8,308

Basic net profit per share	$0.16	$0.14	$0.48	$0.34

Diluted net profit per share	$0.15	$0.13	$0.45	$0.32

Weighted average number of shares
used in computing basic net
earnings per share	32,260,061	24,296,038	31,787,646	24,159,643

Weighted average number of shares
used in computing diluted net
earnings per share	33,848,560	26,287,478	33,347,232	26,172,819

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	Septemeber 30,	December 31,
	2012	2011
	(Uaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,668	$116,682
Short term deposits	94,000	24,000
Marketable securities and restricted cash	24,427	18,718
Trade receivables, net	21,739	11,926
Other receivables and prepaid expenses	4,946	5,950
Inventories	11,059	10,501
Total current assets	181,839	187,777

LONG-TERM ASSETS:
Severance pay fund	182	178
Other assets and deferred taxes	320	356
Total long-term assets	502	534

PROPERTY AND EQUIPMENT, NET	6,799	5,352
GOODWILL AND INTANGIBLE ASSETS, NET	34,541	3,395

Total assets	$223,681	$197,058

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,603	$2,684
Deferred revenues	15,936	16,694
Other payables and accrued expenses	15,326	9,462
Total current liabilities	38,865	28,840

LONG-TERM LIABILITIES:
Deferred revenues	4,632	5,430
Accrued severance pay	229	219
Total long-term liabilities	4,861	5,649

SHAREHOLDERS' EQUITY	179,955	162,569

Total liabilities and shareholders' equity	$223,681	$197,058

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income	$2,388	$2,075	$8,323	$5,312
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	890	712	2,253	2,048
Stock-based compensation related to options granted to employees and non-employees	1,316	506	3,058	1,570
Amortization of intangible assets	658	30	951	91
Capital loss	10	-	14	9
Decrease (Increase) in accrued severance pay, net	(1)	(1)	6	5
Decrease in other assets	55	95	56	94
Decease in accrued interest and amortization of premium on marketable securities	96	19	144	66
Increase in trade receivables	(4,143)	(1,657)	(9,642)	(2,060)
Decrease (Increase) in other receivables and prepaid expenses	(65)	2,129	1,561	795
Decrease in inventories	1,816	676	2,137	1,782
Increase (Decrease) in trade payables	(1,125)	1,735	1,367	(1,310)
Increase (Decrease) in employees and payroll accruals	1,789	95	2,167	(514)
Decrease in deferred revenues	(2,659)	(1,383)	(4,295)	(319)
Increase (Decrease) in other payables and accrued expenses	(875)	(1,649)	1,242	(329)

Net cash provided by operating activities	150	3,382	9,342	7,240

Cash flows from investing activities:

Increase in restricted deposit	(147)	-	(126)	(487)
Investment in short-term deposit	(23,000)	(18,000)	(70,000)	(18,000)
Purchase of property and equipment	(1,528)	(740)	(2,997)	(2,039)
Proceeds from sale of property and equipment	-	-	-	30
Investment in marketable securities	(6,443)	(2,317)	(7,694)	(4,231)
Proceeds from redemption or sale of marketable securities	800	803	2,000	2,403
Investment in Subsidiary	(13,493)	-	(23,892)	-
Loan to purchased Subsidiary	-	-	(1,000)	-

Net cash used in investing activities	(43,811)	(20,254)	(103,709)	(22,324)

Cash flows from financing activities:

Exercise of warrants and employee stock options	1,198	550	5,305	2,020
Redemption of bank loan	(1,952)	-	(1,952)	-

Net cash provided by (used in) financing activities	(754)	550	3,353	2,020

Increase in cash and cash equivalents	(44,415)	(16,322)	(91,014)	(13,064)
Cash and cash equivalents at the beginning of the period	70,083	46,116	116,682	42,858

Cash and cash equivalents at the end of the period	$25,668	$29,794	$25,668	$29,794